UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A/A

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or 12(g) of the

Securities Exchange Act of 1934

TOYS “R” US, INC.

(Exact name of registrant as specified in its charter)

Delaware	22-3260693
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

One Geoffrey Way Wayne, New Jersey	07470
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act:

NONE

(Title of class)

Toys “R” Us, Inc., a Delaware corporation (the “Company”), amends and restates in their entirety Items 1 and 2 of its Registration Statement on Form 8-A (File No. 011-11609) filed with the Securities and Exchange Commission on January 16, 1998. The Company and American Stock Transfer & Trust Company (the “Rights Agent”) have entered into the Second Amendment to Rights Agreement, dated as of March 17, 2005 (the “Second Amendment”), to the Amended and Restated Rights Agreement, dated as of April 16, 1999, as amended by the Amendment, dated as of June 3, 2002 (as so amended, the “Rights Agreement”), between the Company and the Rights Agent, in connection with the execution of the Agreement and Plan of Merger, dated as of March 17, 2005 (the “Merger Agreement”), among the Company, Global Toys Acquisition, LLC (“Parent”) and Global Toys Acquisition Merger Sub, Inc. (“Acquisition Sub”).

The Second Amendment provides that the approval, execution, delivery or adoption of the Merger Agreement and the consummation of the transactions contemplated thereby will not cause (i) the Rights to become distributed or exercisable under the Rights Agreement, (ii) cause Parent, Acquisition Sub or any of their Affiliates or Associates to become an Acquiring Person or (iii) a Distribution Date, a Stock Acquisition Date or a Triggering Event to occur. The Second Amendment also provides that, immediately prior to the Effective Time (as defined in the Merger Agreement), the Rights shall expire.

The Second Amendment is attached hereto as an exhibit and is incorporated herein by reference. The foregoing summary of the Second Amendment is qualified in its entirety by reference to the full text of such exhibit.

ITEM 1.	DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

After the Distribution Date (as such term is defined below), each Right entitles the registered holder to purchase from the Company one share of Common Stock of the Company at a price of $175 (the “Purchase Price”), subject to adjustment.

Until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding prior to the Distribution Date, by such Common Stock certificates. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be transferred with and only with the Common Stock, (ii) new Common Stock certificates issued after the Record Date upon transfer, replacement or new issuance of Common Stock will be deemed to be issued with Rights and will contain a notation incorporating the Rights Agreement by reference and (iii) the transfer of any certificate for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Only Common Stock issued prior to the Distribution Date will be issued with Rights.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date. From and after the Distribution Date, such separate Rights Certificates alone will evidence the Rights.

Definition of Distribution Date

“Distribution Date” shall mean the earlier of (i) the tenth day following the date of a public announcement that a person, together with persons affiliated or associated with it, has acquired beneficial ownership of 15% or more of the outstanding Common Stock or (ii) the tenth Business Day following the earlier of the commencement of, or the first public announcement of the intent to commence, a tender offer or exchange offer by a person other than the Company if, upon consummation of the offer, such person, together with persons affiliated or associated with it, would be the beneficial owner of 15% or more of the outstanding Common Stock.

Exercise and Expiration of the Rights

The Rights are not exercisable until the Distribution Date. The Rights will expire at the earliest of (1) the close of business on the date of the 2006 annual meeting of the stockholders of the Company (the “Final Expiration Date”), (2) the time at which the Rights are redeemed as described below, (3) the time at which the Rights are exchanged as described below and (4) immediately prior to the Effective Time (as defined in the Merger Agreement).

Adjustment of the Purchase Price

The Purchase Price payable and the number of shares of Common Stock or number and kind of other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights, options or warrants to subscribe for Common Stock (or shares having the same rights, privileges and preferences as the shares of Common Stock) at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness, securities, cash or assets (excluding regular periodic dividends out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. No fractional shares of Common Stock will be issued upon the exercise of any Right or Rights, and in lieu thereof an adjustment in cash will be made based on the current market price of the Common Stock on the last trading day prior to the date of exercise.

Effect of Certain Events

“Acquiring Person” shall mean any Person (generally defined to include any individual, firm, corporation, limited liability company, partnership or other entity) who or which, together with all Affiliates and Associates (as such terms are defined in Rule 12b-2 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) of such Person, shall be the Beneficial Owner (as such term is defined in the Rights Agreement) of 15% or more of the Common Stock of the Company then outstanding, but shall not include the Company, any Subsidiary (generally defined to mean any corporation or other entity of which a majority of the voting power of the voting securities or equity interest is owned by a Person or entity controlled by such Person) of the Company, any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Stock for or pursuant to the terms of any such plan. Notwithstanding the foregoing, no Person shall become an “Acquiring Person” as the result of an acquisition of Common Stock by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Stock of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 15% or more of the Common Stock of the Company then outstanding by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Stock of the Company, then such Person shall be deemed to be an “Acquiring Person”. Notwithstanding the foregoing, if a Person who would otherwise be an Acquiring Person and beneficially owns less than 25% of the outstanding Common Stock (i) does not state on a Schedule 13D or Schedule 13G either any intention to or reservation of the right to control or influence the management of the Company, (ii) if so requested by the Company, certifies to the Company that it has become an Acquiring Person inadvertently, and (iii) does not acquire additional shares of Common Stock, then such Person shall not be deemed to be an “Acquiring Person”.

In the event that a person, together with persons affiliated or associated with it, becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, except as provided below, shall thereafter have the right to receive, upon exercise thereof, Common Stock (or, in certain circumstances as determined by the Company, other securities, cash, or other property) having a value of two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances set forth in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties and transferees) will be null and void. Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company, as set forth below.

For example, at an exercise price of $175 per Right, each Right not owned by an Acquiring Person (or by certain related parties and transferees) following an event set forth in the preceding paragraph would entitle its holder to purchase $350 worth of Common Stock (or other consideration, as noted above) for $175.

In the event that, at any time following the Stock Acquisition Date, which is defined below, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation, or (ii) fifty percent (50%) or more of the Company’s assets, cash flow or earning power is sold or transferred, proper provision shall be made so that each holder of a Right (other than Rights that theretofore become null and void as described above) shall thereafter have the right to receive, upon exercise thereof, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

Redemption of the Rights

At any time until the close of business on the tenth Business Day following the date of a public announcement that a person has become an Acquiring Person (the “Stock Acquisition Date”), the Company may redeem all, but not less than all, of the then outstanding Rights at a redemption price of $.01 per Right (the “Redemption Price”). Immediately upon the action of the Board of Directors of the Company ordering redemption of the Rights, the Rights will terminate and the only right of the holder of Rights will be to receive the Redemption Price.

Exchange of the Rights

At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares of Common Stock and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

Amendment of the Rights Agreement

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. Thereafter, the provisions of the Rights Agreement may be amended by the Board of Directors of the Company in order to (i) cure any ambiguity, (ii) to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provisions therein, (iii) shorten or lengthen any time period under the Rights Agreement, or (iv) make changes that will not adversely affect the interests of the holders of Rights; provided such lengthening described in (iii) above is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights; and further provided that no amendment may be made at such time as the Rights are not redeemable.

Exercise of the Right Entitles the Right Holder to the Rights of a Stockholder

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Tax Considerations

While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending on the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

Effects of Rights Plan

The Rights will not prevent the takeover of the Company, however, the Rights will cause substantial dilution to a person or group that acquires 15% or more of the Common Stock of the Company unless the rights are first redeemed by the Board of Directors of the Company. Nevertheless, the rights should not interfere with a transaction that is in the best interests of the Company and its stockholders because the Rights can be redeemed until the Distribution Date.

Copy of the Rights Agreement Available

A copy of the Summary of Rights will be available free of charge from the Company to stockholders submitting written requests therefor to the Company’s Chief Financial Officer. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the exhibits thereto, which are incorporated herein by reference.

Merger Agreement

Notwithstanding the preceding description, none of Parent, Acquisition Sub nor any of their Affiliates or Associates shall be deemed an Acquiring Person and a Distribution Date, Stock Acquisition Date or Triggering Event shall not be deemed to occur or to have occurred solely by reason of the approval, execution, delivery or performance of the Merger Agreement or the consummation of the transactions contemplated thereby.

ITEM 2.	EXHIBITS.

The following exhibits to this Registration Statement on Form 8-A/A are either filed herewith or are incorporated by reference from the documents specified, which documents have been filed with the Securities and Exchange Commission.

Exhibit Number	Description of Exhibit

1	Amended and Restated Rights Agreement, dated as of April 16, 1999 between Toys “R” Us, Inc. and American Stock Transfer & Trust Company (incorporated herein by reference to the Company’s Current Report on Form 8-K filed on April 16, 1999).

2.	Amendment to the Rights Agreement, dated as of June 3, 2002 to the Amended and Restated Rights Agreement, dated as of April 16, 1999, between Toys “R” Us, Inc. and American Stock Transfer & Trust Company (incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).

3.	Second Amendment to Rights Agreement, dated as of March 17, 2005, to the Amended and Restated Rights Agreement dated as of April 16, 1999, as amended by the Amendment dated as of June 3, 2002, between Toys “R” Us, Inc. and American Stock Transfer & Trust Company.

Signature

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TOYS “R” US, INC. (Registrant)

By:	/s/ Raymond L. Arthur
Raymond L. Arthur
Executive Vice President—Chief Financial Officer

Date: March 22, 2005

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibit

1.	Amended and Restated Rights Agreement, dated as of April 16, 1999 between Toys “R” Us, Inc. and American Stock Transfer & Trust Company (incorporated herein by reference to the Company’s Current Report on Form 8-K filed on April 16, 1999).

2.	Amendment to the Rights Agreement, dated as of June 3, 2002 to the Amended and Restated Rights Agreement, dated as of April 16, 1999, between Toys “R” Us, Inc. and American Stock Transfer & Trust Company (incorporated herein by reference to the Company’s Quarterly Report on Form 10-Q for the quarter ended May 4, 2002).

3.	Second Amendment to Rights Agreement, dated as of March 17, 2005, to the Amended and Restated Rights Agreement dated as of April 16, 1999, as amended by the Amendment dated as of June 3, 2002, between Toys “R” Us, Inc. and American Stock Transfer & Trust Company.